

07005192

EDSTATES
XCHANGE COMMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY LEADERSHIP SECURITIES GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Suite 220
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon HALLAN 813-225-1025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt + Atkinson, PA.
(Name – *if individual, state last, first, middle name*)

101 EAST KENNEDY BLVD Suite 1250 TAMPA FL 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon D. Hallax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Leadership Securities Group, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Idarml Casanas
Commission # DD613847
Expires November 14, 2010
Bonded Troy Fain · Insurance, Inc 800-385-7019

[signature]
Signature

President
Title

Idarmi Casanas
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS


SEC MAIL PROCESSING
RECEIVED
MAR 12 2007
WASH. D.C.
209
SECTION

To the Stockholder of

Equity Leadership Securities Group, Inc.

We audited the financial statements and supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of Equity Leadership Securities Group, Inc. as of and for the year ended December 31, 2006, and issued our reports thereon dated February 21, 2007. However, we did become aware of an error in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1. Nonallowable assets as reported were understated by $10,552.

The accompanying Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 reflects the Schedule as previously reported and as corrected.

This letter is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
March 6, 2007

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

EQUITY LEADERSHIP SECURITIES GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

	As Previously Reported	As Corrected
Total ownership equity qualified for net capital	$ 206,015	$ 206,015
Deduct:		
Nonallowable assets	81,631	92,183
Net capital before haircuts on securities positions	124,384	113,832
Deduct:		
Investment securities haircuts:		
Variable annuity investment	521	521
Net capital	$ 123,863	$ 113,311
Aggregate indebtedness	$ 99,124	$ 99,124
Ratio of aggregate indebtedness to net capital	80%	87%

No material difference exists between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Equity Leadership Securities Group, Inc.

Audited Financial Statements
and Supplementary Information

EQUITY LEADERSHIP SECURITIES GROUP, INC.

Year Ended December 31, 2006

TABLE OF CONTENTS


Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Equity Leadership Securities Group, Inc.

We have audited the accompanying statement of financial condition of Equity Leadership Securities Group, Inc. as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Leadership Securities Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.
Tampa, Florida
February 21, 2007

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

EQUITY LEADERSHIP SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	84,204
Receivables:		
Commissions		35,931
Due from brokers		3,967
Other		177
Prepaid expenses		44,143
Deferred tax asset (Note 3)		22,015
Property and equipment, less accumulated depreciation (Note 4)		10,552
Variable annuity investment (Note 5)		104,150
	$	305,139

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	14,904
Commissions payable		71,314
Note payable		12,906
TOTAL LIABILITIES		99,124
STOCKHOLDER'S EQUITY:		
Common stock, $1 par, 7,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		279,967
Retained deficit		(74,052)
TOTAL STOCKHOLDER'S EQUITY		206,015
	$	305,139

See accompanying notes to financial statements.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 2,355,242
Other income	175,976
Total revenues	2,531,218
EXPENSES:	
Commissions	2,051,117
Employee compensation and payroll taxes	134,594
Insurance	86,133
Licenses and permits	70,072
Professional fees	47,418
Rent and utilities	26,025
Office expense	19,077
Education and seminars	16,440
Contract labor	15,692
Computer support	9,179
Bank service fees	6,064
Travel and entertainment	3,123
Other taxes	1,473
Depreciation	1,322
Other	292
Total expenses	2,488,021
INCOME BEFORE INCOME TAXES	43,197
INCOME TAX EXPENSE (Note 3)	9,494
NET INCOME	$ 33,703

See accompanying notes to financial statements.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional paid-in	Retained	Total stockholder's
	Shares	Amount	capital	deficit	equity
BALANCE, December 31, 2005	100	$ 100	$ 279,967	$ (107,755)	$ 172,312
Net income	-	-	-	33,703	33,703
BALANCE, December 31, 2006	100	$ 100	$ 279,967	$ (74,052)	$ 206,015

See accompanying notes to financial statements.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 33,703
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,322
Increase in value of variable annuity investment	(3,066)
Deferred income tax expense	9,494
Decrease (increase) in:	
Commissions receivable	(2,840)
Due from brokers	(2,837)
Other receivables	(177)
Prepaid expenses	(12,778)
Increase (decrease) in:	
Accounts payable and accrued expenses	9,449
Commissions payable	(46,228)
Reserve for policy cancellations	(4,265)
Net cash provided by operating activities	(18,223)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(8,433)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from note payable	44,445
Repayments of note payable	(31,539)
Net cash provided by financing activities	12,906
NET DECREASE IN CASH	(13,750)
CASH, beginning of year	97,954
CASH, end of year	$ 84,204
SUPPLEMENTAL DISCLOSURES:	
Amounts paid in cash for:	
Interest	$ 1,670

See accompanying notes to financial statements.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - Equity Leadership Securities Group, Inc. (the Company), a Florida corporation, is a limited business broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company engages in the distribution of variable insurance products and mutual funds through its network of nationwide brokers.

MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION - Commission revenues on variable life insurance policies are recognized when the policy is issued. Commission revenues on variable annuities are recorded upon issue date. Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

INCOME TAXES - The Company utilizes SFAS No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets.

OTHER INCOME - The Company passes along a portion of the cost of errors and omissions insurance and regulatory licenses and fees to its brokers. Reimbursements are recorded as other income.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Statemetn of Financial Accounting Standards No. 105, identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 3 - INCOME TAXES

At December 31, 2006, the Company had a deferred tax asset of $22,015 from federal net operating loss carryforwards of $114,437.

Income tax expense consists of :

Current tax expense	$ -
Deferred tax expense	9,494
Income tax expense	$ 9,494

The net operating losses to be carried forward against future taxable income are as follows:

Expiration date	
2024	$ 92,116
2025	22,321
	$ 114,437

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of :

Furniture and fixtures	$ 2,031
Office equipment	11,460
	13,491
Less accumulated depreciation	2,939
Net property and equipment	$ 10,552

NOTE 5 - VARIABLE ANNUITY INVESTMENT

The Company owns a deferred variable annuity policy on the life of its stockholder with a scheduled annuity benefit date of August 1, 2039. The policy is subject to administrative and mortality fees, premium taxes, and a surrender charge if liquidated prior to the policy's tenth year. Earnings are reinvested and are not taxable until distribution. The annuity is reflected in the statement of financial position at net realizable value.

NOTE 6 - NOTE PAYABLE

The Company financed the cost of its errors and omissions insurance with a note that is payable in nine monthly installments and has an effective interest rate of 10.3%. Interest expense on the note totaled $1,670 for the year ended December 31, 2006.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has an agreement with two related entities for the reimbursement of the cost of office space and other operating expenses. For the year ended December 31, 2006, the statement of income includes rent expense and other operating expenses of $20,400 and $24,059, respectively, with respect to this agreement.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $113,311. The required minimum net capital was $6,608. The Company's net capital ratio was .87 at December 31, 2006.



SUPPLEMENTARY INFORMATION


Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Equity Leadership Securities Group, Inc.

We have audited the accompanying financial statements of Equity Leadership Securities Group, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
February 21, 2007

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

EQUITY LEADERSHIP SECURITIES GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity qualified for net capital	$ 206,015
Deduct:	
Nonallowable assets	92,183
Net capital before haircuts on securities positions	113,832
Deduct:	
Investment securities haircuts:	
Variable annuity investment	521
Net capital	$ 113,311
Aggregate indebtedness	$ 99,124
Ratio of aggregate indebtedness to net capital	87%

No material difference exists between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Equity Leadership Securities Group, Inc.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Equity Leadership Securities Group, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

Equity Leadership Securities Group, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.



SUPPLEMENTAL AUDIT REPORT


Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Equity Leadership Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Leadership Securities Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

To the Stockholder of
Equity Leadership Securities Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
February 21, 2007

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

END